EXHIBIT 99.1

Stantec awarded design services for three education bond programs in the U.S.

Firm will help Texas and Michigan communities accommodate modern learning and expansion needs

EDMONTON, Alberta and NEW YORK and HOUSTON, July 15, 2021 (GLOBE NEWSWIRE) -- NYSE, TSX:STN

Leading global design firm Stantec was selected to provide design and engineering services for three K-12 district bond programs in San Antonio, Texas; Bastrop, Texas; and Caledonia, Michigan. With construction costs totaling an estimated US$260 million, these projects include facility renovations and expansions, technology upgrades, and infrastructure improvements to offer more modern educational and recreational spaces for the students of these communities. The new projects represent a continued firmwide focus on supporting K-12 campuses through long-range facility planning programs located throughout North America.

San Antonio Independent School District
Stantec is providing design services for the district’s Brackenridge High School, the Burnet Campus, and Steele Montessori. The Brackenridge High School project will renovate or replace the auditorium, indoor and outdoor athletic facilities and fields, and will include improvements to the school’s technology infrastructure. The Burnet Campus will consist of a full-service campus to accommodate growth at the Bonham Academy. Steele Montessori will undergo a renovation of the historic building and expansion of classroom space and replacement of the cafeteria, along with campus-wide technology improvements.

Bastrop Independent School District
Projects for two new elementary schools, two middle schools, and two high schools were awarded to Stantec as a part of the approved bond program for Bastrop Independent School District in Bastrop, Texas. The two new elementary schools will receive improvements to accommodate a total of 1,500 young learners. Both the Bastrop Intermediate School and Cedar Creek Intermediate School will be converted into middle schools for grades 6-8 with renovations to their athletic facilities, music and drama spaces, science labs, and building systems. The work also includes the modernization of Bastrop High School and additions to increase student capacity at Cedar Creek High School. Bastrop High School will add a new academic wing of classrooms and new extracurricular spaces as well as expand and renovate Career & Technical Education (CTE) facilities.

Caledonia Community Schools
In Caledonia, Michigan, Stantec and C2AE were recently awarded the design of the new Caledonia Athletic Complex as part of the school district’s 2020 Bond Program. Sited adjacent to the existing educational campus, the new 47,000-square-foot facility will include indoor and outdoor athletic facilities, themed areas for seniors and kids, flexible meeting spaces, and offices for staff. The project is scheduled for completion in 2022.

Delivering on a vision
Long-range facilities planning provides extraordinary opportunities for schools to consider the state of their educational environments. Whether driven by growing enrollments, changing demographics, aging facilities, new instructional programs, or regulatory mandates, K-12 public schools are constantly evaluating and prioritizing their evolving facility requirements. As a result, Stantec regularly assembles long-range plans with extensive stakeholder engagement to achieve a shared vision between the schools and communities and meet changing educational needs.

Designing multiple projects for clients
“When designing for bond programs, we know there is an extra vested community interest in the spaces created,” said Laura Sachtleben, global education sector leader for Stantec. “We take that responsibility to heart and act as good stewards of those community resources while designing schools that provide a welcoming, safe, and healthy place for students to experience and learn.”

Stantec is supporting schools across North America with design services, including Prince George County Public Schools in Maryland, for which the firm is providing architectural design within a project consortium. This project spans six new public schools as part of a Private-Public Partnership (P3), the first of its kind for a U.S. public school system. In Virginia, the Loudoun County Public Schools awarded Stantec the first project of their master program, a new middle school. Facing dramatic surges in city-wide demographics, the School District of Philadelphia turned to Stantec to transform an existing multi-school campus, incorporating the new accelerated, design-build turnkey delivery of a 180,000-square-foot K-8 school. Learn more about how Stantec designs for the future generation of learners: https://www.stantec.com/en/markets/education.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Investor Contact	Media Contact
Tom McMillan	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 949-923-6085
tom.mcmillan@stantec.com	danny.craig@stantec.com

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Design with community in mind